Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

December 22, 2017

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Hamilton

Re:	Value Line Larger Companies Focused Fund, Inc. (2-31640; 811-01807);

Value Line Income and Growth Fund, Inc. (2-11153; 811-02277);

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Hamilton:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP on December 21, 2017, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of each of the above named Funds which was filed with the Commission on November 29, 2017 (the “Registration Statement”).

For the staff’s convenience, its comments are restated below, followed by the response of the applicable Fund(s). All page numbers refer to the multi-fund combined prospectus or SAI pursuant to which the Funds are offered, as filed in its Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Fund’s Registration Statement.

Comment 1.

Please correct the amounts disclosed for: (1) the fee waiver and expense reimbursement in the Annual Fund and Operating Expenses table; and (2) the costs in the hypothetical Example for Value Line Income and Growth Fund, Inc.’s Institutional Class shares on Pages 9 and 10, respectively.

December 22, 2017

Ms. Lauren Hamilton

Response 1.

Accepted. To correct these amounts, the “Fee and expenses” section beginning on Page 9 will be replaced with the following in the Fund’s prospectus filed pursuant to Rule 497(c) promptly upon declaration of effectiveness of the Registration Statement:

Fees and expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. There are no shareholder fees (fees paid directly from your investment) when you buy and sell shares of the Fund. Future expenses may be greater or less.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fees(1)	0.64%	0.64%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Other Expenses(1)	0.27%	4.18%
Total Annual Fund Operating Expenses	1.16%	4.82%
Less: Fee Waiver and Expense Reimbursement(2)	0.00%	–3.91%
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	1.16%	0.91%

(1)	The Management Fees and Other Expenses have been restated to reflect current fees and expenses for the Fund following the unbundling of its management fee from amounts payable for administrative services provided by EULAV Asset Management (the “Adviser”). Total Annual Fund Operating Expenses are not affected by such unbundling.
(2)	The Adviser and EULAV Securities LLC, the Fund’s principal underwriter (the “Distributor”), have agreed to waive certain class-specific fees and/or pay certain class-specific expenses incurred by the Institutional Class so that the Institutional Class bears its class-specific fees and expenses at the same percentage of its average daily net assets as the Investor Class’s class-specific fees and expenses (excluding 12b-1 fees and any extraordinary expenses incurred in different amounts by the classes) (the “Expense Limitation”). The Adviser and the Distributor may subsequently recover from assets attributable to the Institutional Class the reimbursed expenses and/or waived fees (within 3 years after the fiscal year end in which the waiver/reimbursement occurred) to the extent that the Institutional Class’s expense ratio is less than the Expense Limitation or, if lower, the expense limitation in effect when the waiver/reimbursement occurred. The Expense Limitation can be terminated or modified before June 30, 2019 only with the agreement of the Fund’s board.

December 22, 2017

Ms. Lauren Hamilton

Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated whether or not you redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the fee waiver and expense reimbursement is in place through June 30, 2019 only.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Investor Class	$118	$368	$638	$1,409
Institutional Class	$93	$905	$1,934	$4,522

Portfolio turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year the Fund’s portfolio turnover rate for the Investor Class and the Institutional Class was 53% of the average value of its portfolio.

Comment 2.

Please correct the amounts disclosed in the hypothetical Example for Value Line Larger Companies Focused Fund, Inc.’s Institutional Class shares on Page 17.

December 22, 2017

Ms. Lauren Hamilton

Response 2.

Accepted. To correct these amounts, the “Fee and expenses” section beginning on Page 16 will be replaced with the following in the Fund’s prospectus filed pursuant to Rule 497(c) promptly upon declaration of effectiveness of the Registration Statement. The following language will replace the current “Fees and expenses” section:

Fees and expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. There are no shareholder fees (fees paid directly from your investment) when you buy and sell shares of the Fund. Future expenses may be greater or less.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fees(1)	0.72%	0.72%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Other Expenses(1)	0.26%	16.57%
Total Annual Fund Operating Expenses	1.23%	17.29%
Less: Fee Waiver and Expense Reimbursement(2)	–0.08%	–16.39%
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	1.15%	0.90%

(1)	The Management Fees and Other Expenses have been restated to reflect current fees and expenses for the Fund following the unbundling of its management fee from amounts payable for administrative services provided by EULAV Asset Management (the “Adviser”). Total Annual Fund Operating Expenses are not affected by such unbundling.
(2)	The Adviser has contractually agreed to waive certain Fund-wide fees and further assume certain Fund-wide expenses to the extent necessary to limit such expenses (excluding brokerage commissions, interest, taxes, and certain non-routine Fund-wide expenses) to 0.90% of the average daily net assets of each class. In addition, the Adviser and EULAV Securities LLC (the “Distributor”) have contractually agreed to waive certain class-specific fees and assume certain class-specific expenses so that the Institutional Class bears its class-specific fees and expenses at the same percentage of its average daily net assets as the Investor Class’s class-specific fees and expenses (excluding 12b-1 fees and certain non-routine class-specific expenses). The information in the table has been restated to reflect the applicable expense limitation for a class (“Expense Limitation”), each of which can be terminated or modified before June 30, 2019 only with the agreement of the Fund’s board. The Adviser and the Distributor may subsequently recover from a class any fees waived and expenses assumed within three years after the fiscal year end in which the waiver or assumption occurred for such class, to the extent its expense ratio is less than the applicable Expense Limitation or, if lower, the expense limitation in effect when the waiver or assumption occurred.

December 22, 2017

Ms. Lauren Hamilton

Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated whether or not you redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the fee waiver and expense reimbursement is in place through June 30, 2019 only.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Investor Class	$117	$374	$660	$1,474
Institutional Class	$92	$2,710	$5,551	$10,106

Portfolio turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year the Fund’s portfolio turnover rate for the Investor Class and the Institutional Class was 47% of the average value of its portfolio.

*******************

We trust that these responses adequately address your comments. In accordance with the requirements of Rule 461 under the Securities Act, each of the Funds currently requests acceleration to effectiveness of its Registration Statement filed on November 29, 2017. Each Fund will file its prospectus and statement of additional information, reflecting the changes discussed above, promptly upon the declaration of effectiveness pursuant to Rule 497(c).

Should you have any further questions or comments, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

December 22, 2017

Ms. Lauren Hamilton

Very truly yours,

By:	/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel to the Funds

cc:	Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.